Exhibit 12
Ratio of Earnings To Fixed Charges
          The following table shows our ratio of earnings to fixed charges for each of the periods indicated (dollars in thousands):

	Six Months Ended
	June 30,	Year Ended December 31,
	2007	2006	2005	2004	2003	2002

Interest expense	$15,976	$28,419	$13,011	$11,186	$12,848	$21,539
Estimate of interest expense included in rental expense	1,248	2,296	2,064	1,696	1,456	1,184
FIN 48 interest expense booked to income tax expense	—	295	59	460	—	—
Total fixed charges	17,224	31,010	15,134	13,342	14,304	22,723

Income before income taxes	$100,126	$172,574	$111,980	$128,564	$108,729	$75,577
Total fixed charges	17,224	31,010	15,134	13,342	14,304	22,723
Earnings	117,350	203,584	127,114	141,906	123,033	98,300

Ratio of earnings to fixed charges(1)	6.81	6.57	8.40	10.64	8.60	4.33

(1)	For the purpose of calculating the ratio of earnings to fixed charges, earnings consist of income before income taxes plus fixed charges. Fixed charges consist of (i) interest on all indebtedness (including capital leases) and amortization of debt discount and deferred financing fees, (ii) the interest factor attributable to rentals and (iii) interest on liabilities associated with Financial Accounting Standards Board Interpretation No. 48 (“FIN 48”), Accounting for Uncertainty in Income Taxes.